INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 27, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-249029)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 7, 2020, and by Mr. David Orlic of the staff of the Commission by telephone on October 21, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Securian AM Balanced Stabilization Fund, Securian AM Equity Stabilization Fund, and Securian AM Real Asset Income Fund (each, an “Acquired Fund” and together, the “Acquired Funds”), each a series of Managed Portfolio Series, into Securian AM Balanced Stabilization Fund, Securian AM Equity Stabilization Fund, and Securian AM Real Asset Income Fund, each a series of the Registrant (each, an “Acquiring Fund” and together, the “Acquiring Funds”).

Responses to all of the comments are included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 1 to the Acquiring Funds’ Form N-14 registration statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 1117 (“PEA No. 1117”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on August 28, 2020.

Response: The Registrant has incorporated all applicable revisions from PEA No. 1117 into the Registration Statement.

2.	In your written response, please confirm whether there will be any repositioning costs in connection with the Reorganization.

Response: The Registrant confirms there will be no repositioning of the Funds’ portfolios in connection with the Reorganizations.

Shareholder Letter

3.	In the shareholder letter, the third and fourth sentence in the third paragraph state “[i]f the Reorganization of an Acquired Fund is not approved, then the Reorganization of such Acquired Fund will not be implemented, regardless of the outcome of the shareholder vote to approve any of the other proposed Reorganizations. In such case, the Board of Trustees of the Trust (the “Board”) will consider what further actions to take with respect to such Acquired Fund that will not be reorganized, including potentially approving the liquidation of such Acquired Fund.” Please elaborate here and elsewhere in the Combined Proxy Statement and Prospectus what additional actions the Board may consider taking in the event the Reorganization is not approved with respect to an Acquired Fund.

Response: The Registrant has added disclosure to the Combined Proxy Statement and Prospectus indicating that if the Reorganization is not approved, the Board may also consider a merger with another fund complex, and has revised the sentence in the shareholder letter as follows:

“If the Reorganization of an Acquired Fund is not approved, then the Reorganization of such Acquired Fund will not be implemented, regardless of the outcome of the shareholder vote to approve any of the other proposed Reorganizations. In such case, the Board of Trustees of the Trust (the “Board”) will consider what further actions to take with respect to such Acquired Fund that will not be reorganized, including potentially exploring other reorganization options or potentially approving the liquidation of such Acquired Fund.”

Questions & Answers

4.	On page iii, in the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?”, the Registrant included tables reflecting the total annual fund operating expenses of each Acquired Fund, both before and after waivers, based on assets as of August 31, 2019. Please provide revised information based on each Acquired Fund’s assets as of August 31, 2020. In addition, please revise footnote 1 to the tables to define the terms “Acquired Fund” and “acquired fund fees and expenses” to avoid confusion...

Response: The Registrant has revised the tables and footnote 1 as follows:

The following tables set forth: (i) the advisory fee for each Acquired Fund and corresponding Acquiring Fund; (ii) the total annual fund operating expenses of each Acquired Fund, both before and after waivers, based on assets as of August 31, 2020; and (iii) the estimated total annual fund operating expenses of each Acquiring Fund, both before and after waivers.

	Acquired Securian AM Balanced Stabilization Fund	Acquiring Securian AM Balanced Stabilization Fund
Advisory fee	0.55%	0.70%
Total annual fund operating expenses before waivers	0.95%	1.07%
Total annual fund operating expenses after waivers[1,2]	0.61%	1.01%

	Acquired Securian AM Equity Stabilization Fund	Acquiring Securian AM Equity Stabilization Fund
Advisory fee	0.55%	0.70%
Total annual fund operating expenses before waivers	1.27%	1.39%
Total annual fund operating expenses after waivers[1,2]	0.72%	1.12%

	Acquired Securian AM Real Asset Income Fund	Acquiring Securian AM Real Asset Income Fund
Advisory fee	0.75%	0.75%
Total annual fund operating expenses before waivers	1.08%	1.09%
Total annual fund operating expenses after waivers[1,2]	0.77%	0.97%

[1]	Securian AM has contractually agreed to waive its management fees and pay the Acquired Fund’s expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions and extraordinary expenses) of each of the Acquired Securian AM Balanced Stabilization Fund, Acquired Securian AM Equity Stabilization Fund and Acquired Securian AM Real Asset Income Fund do not exceed 0.55%, 0.55% and 0.75%, respectively, of the average daily net assets of each Acquired Fund’s Institutional Class shares. Fees waived and expenses paid by Securian AM may be recouped by Securian AM for a period of 36 months following the month during which such fee waiver and/or expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and/or expense payment occurred and the expense limit in place at the time of recoupment. The operating expenses limitation agreement is indefinite but cannot be terminated through at least December 29, 2020. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Managed Portfolio Series Board or Securian AM.

[2]	Liberty Street has contractually agreed to waive its fees and/or pay ~~for~~ the Acquiring Fund’s operating expenses to the extent necessary to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) of each Acquiring Fund do not exceed 0.95% of the average daily net assets of the Acquiring Fund’s Institutional Class shares. This agreement is effective until December 31, 2023, and it may be terminated before that date only by IMST’s Board of Trustees. Liberty Street is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to an Acquiring Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from an Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement.

5.	On page v, in the question “Will I have to pay any sales load, charge or other commission in connection with a Reorganization?” please indicate that the distribution and purchase procedures, exchange rights and redemption procedures will not change, of if they will change, please describe the changes.

Response: The Registrant has added an additional question and answer regarding the changes in distribution and purchase procedures, exchange rights and redemption procedures as follows:

Question: Will there be any changes in the purchase and redemption procedures, investment minimums or exchange rights?

Answer: Although the service providers for the Acquiring Funds are different from the service providers for the Acquired Funds, they generally operate the same. Shares for both the Acquired Funds and the Acquiring Funds may be purchased by mail, by phone, by wire, or from your dealer, financial adviser or other financial intermediary. The Acquired Funds and the Acquiring Funds both allow for redemption requests to be made by mail or telephone as well as payments in the form of check or federal wire transfer. The Acquired Funds and the Acquiring Funds do not impose any redemption fees. With respect to investment minimums, the Acquiring Funds’ investment minimums and subsequent investment minimums are higher than the investment minimums of the Acquired Funds. However, the minimum initial investment, additional investment, account size requirements and minimums for automatic investment plans for the Acquiring Funds will be waived for existing Acquired Fund shareholders. Both the Acquired Funds and the Acquiring Funds allow shareholders to exchange all or a portion of their investment from a Fund to other funds managed by the respective advisor.

6.	With respect to the question “Who will benefit from the Reorganization?”, the answer states “[i]n addition, Securian AM will receive payments from Liberty Street, which will be made by Liberty Street from its own resources and not by the Acquiring Funds or their shareholders, for a period of three years after the completion of the Reorganizations in recognition of the consent and assistance of Securian AM with respect to the Reorganizations and for efforts by Securian AM to maintain and service relationships with shareholders of the Acquired Funds after completion of the Reorganizations.” Please indicate whether the safe harbor provisions of Section 15(f) of the 1940 Act are satisfied.

Response: Response: Section 15(f) of the 1940 Act provides a safe harbor where an investment adviser receives “any amount or benefit in connection with the sale of securities of, or sale of any other interest in, such investment adviser which results in an assignment of an investment advisory contract with [a fund].” Because there is no sale of an investment adviser nor an assignment of an investment advisory agreement, the Registrant does not believe Section 15(f) is applicable to the Reorganizations.

7.	With respect to the question “Will the Board and Service Providers Change?”, since there will be a change in the Funds’ auditor following the Reorganization please provide the required disclosure regarding the change in auditor in the Acquiring Funds’ first shareholder report that is issued subsequent to the Board’s approval of the change in accountant in accordance with the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

Response: The Registrant confirms the Acquiring Funds will provide the required disclosures in their first shareholder report following the Reorganization and otherwise comply with the requirements outlined in the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

8.	On page viii, in the question “Who is paying for expenses related to the Special Meeting and the Reorganization?” please disclose that Liberty Street Advisors, Inc. and Securian AM shall bear the costs and expenses incurred in connection with the Reorganization even if the Reorganization is not consummated, consistent with Article 9.1 of the Agreement and Plan of Reorganization. In addition, the phrase “except if and to the extent that Liberty Street’s and Securian AM’s payment of those costs would result in adverse tax consequences” does not appear in other sections of the Registration Statement where the costs of the reorganization are discussed. Please add disclosure explaining what those adverse tax consequences are and who would pay the expenses incurred in connection with the Reorganizations if that were to happen.

Response: The Registrant has revised the answer as follows:

Whether or not a Reorganization is consummated, Liberty Street and Securian AM will pay all costs in connection with each ~~relating to the~~ Reorganization, including the costs relating to the Special Meeting and the Proxy Statement, except if and to the extent that Liberty Street’s and Securian AM’s payment of those costs would prevent a Fund from being treated as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”), would cause shareholders to recognize income or gain, or would prevent the Reorganization from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. It is not expected that costs in connection with a Reorganization will be borne by any persons other than Liberty Street and Securian AM. ~~result in certain adverse tax consequences.~~ The Acquired Funds will not incur any expenses in connection with the Reorganizations.

Combined Proxy Statement/Prospectus

9.	Please move the statement required by Rule 481(b)(1) of the Securities Act of 1933 (as required by Item 1(b)(6) of Form N-14) located on page 3 of the Proxy Statement to the first page of the Proxy Statement.

Response: The Registrant has made the requested revision.

Comparison Fee Tables and Examples

10.	Please confirm that the fees shown represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

11.	With respect to the Fee Tables for the Securian AM Equity Stabilization Fund and Securian AM Balanced Stabilization Fund, the Acquired Funds do not reflect that the management fees of those Acquired Funds have been updated to reflect current contractual terms as noted in footnote 1 to the Acquired Funds’ Fees and Expenses Tables contained in the Prospectus dated December 29, 2019. Please add a footnote stating that those Acquired Funds’ management fees have been restated.

Response: The Registrant has added the following footnote to the Securian AM Equity Stabilization Fund’s and Securian AM Balanced Stabilization Fund’s Fee Tables:

[1]	Management Fees have been updated to reflect the current contractual terms as of December 29, 2019.

12.	Please confirm in your written response that the Fee Tables for each Acquiring Fund will be the same as the Fee Tables included in the Acquiring Funds’ registration statement filing pursuant to Rule 485(b).

Response: The Registrant so confirms.

13.	In the Fee Tables for both the Acquired Funds and the Acquiring Funds, the Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses currently include acquired fund fees and expenses (“AFFE”) as amounts waived and/or reimbursed; however, the footnotes to the Fee Tables indicate that AFFE are excluded from the waiver. Please reconcile these discrepancies.

Response: The Registrant has revised the Fee Tables for the Funds to reflect that AFFE are excluded from the waivers. The Fee Tables have been revised as follows:

The following shows the actual fees and expenses for the Acquired Funds based on the Acquired Funds’ assets as of August 31, 2020. Only pro forma information is provided for the Acquiring Funds because they will not commence operations until the Reorganizations are completed. As the Acquiring Funds have not yet commenced operations as of the date of this Proxy Statement, the Other Expenses shown for the Acquiring Funds are estimates.

SECURIAN AM BALANCED STABILIZATION FUND Fees and Expenses
Share Class	Acquired Fund (Institutional Class Shares)	Acquiring Fund (Institutional Class Shares) (Pro forma)
Shareholder Fees (fees paid directly from your investment)
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of offering price on investments of less than $1 million)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee	None	None
Wire fee	None	$20
Overnight check delivery fee	None	$25
Retirement account fees (annual maintenance fee)	None	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%[1]	0.70%
Distribution (Rule 12b-1) Fees	None	None
Other Expenses	0.31%	0.31%[2]
Acquired Fund Fees and Expenses	0.06%	0.06%

Total Annual Fund Operating Expenses	0.92%	1.07%
Fees Waived and/or Expenses Reimbursed	(0.31%)[3]	(0.06%)[4]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	0.61%	1.01%

(1)	Management Fees have been updated to reflect current contractual terms as of December 29, 2019.

(2)	The Acquiring Fund’s “Other Expenses” includes a shareholder servicing fee of up to 0.15%.

(3)	Securian AM has contractually agreed to waive its management fees and pay the Acquired Fund’s expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions and extraordinary expenses) do not exceed 0.55% of the average daily net assets of the Institutional Class. Fees waived and expenses paid by Securian AM may be recouped by Securian AM for a period of 36 months following the month during which such fee waiver and/or expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and/or expense payment occurred and the expense limit in place at the time of recoupment. The Operating Expenses Limitation Agreement is indefinite but cannot be terminated through at least December 29, 2020. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees or Securian AM.

(4)	Liberty Street has contractually agreed to waive its fees and/or pay the Acquiring Fund’s operating expenses to the extent necessary to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 0.95% of the average daily net assets of the Acquiring Fund’s Institutional Class shares. This agreement is effective until December 31, 2023, and it may be terminated before that date only by IMST’s Board of Trustees. Liberty Street is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement.

Example

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses and Net Expenses remain as stated in the previous table and that distributions are reinvested. The example reflects each Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund (Institutional Class Shares)	$62	$262	$479	$1,103
Acquiring Fund (Institutional Class Shares) (Pro forma)	$103	$328	$578	$1,295

SECURIAN AM EQUITY STABILIZATION FUND Fees and Expenses
Share Class	Acquired Fund (Institutional Class Shares)	Acquiring Fund (Institutional Class Shares) (Pro forma)
Shareholder Fees (fees paid directly from your investment)
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of offering price on investments of less than $1 million)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee	None	None
Wire fee	None	$20
Overnight check delivery fee	None	$25
Retirement account fees (annual maintenance fee)	None	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%[1]	0.70%
Distribution (Rule 12b-1) Fees	None	None
Other Expenses	0.55%	0.52%[2]
Acquired Fund Fees and Expenses	0.17%	0.17%
Total Annual Fund Operating Expenses	1.27%	1.39%
Fees Waived and/or Expenses Reimbursed	(0.55%)[3]	(0.27%)[4]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	0.72%	1.12%

(1)	Management fees have been updated to reflect the current contractual terms as of December 29, 2019.

(2)	The Acquiring Fund’s “Other Expenses” includes a shareholder servicing fee of up to 0.15%.

(3)	Securian AM has contractually agreed to waive its management fees and pay the Acquired Fund’s expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions and extraordinary expenses) do not exceed 0.55% of the average daily net assets of the Institutional Class. Fees waived and expenses paid by Securian AM may be recouped by Securian AM for a period of 36 months following the month during which such fee waiver and/or expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and/or expense payment occurred and the expense limit in place at the time of recoupment. The Operating Expenses Limitation Agreement is indefinite but cannot be terminated through at least December 29, 2020. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees or Securian AM.

(4)	Liberty Street has contractually agreed to waive its fees and/or pay the Acquiring Fund’s operating expenses to the extent necessary to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 0.95% of the average daily net assets of the Acquiring Fund’s Institutional Class shares. This agreement is effective until December 31, 2023, and it may be terminated before that date only by IMST’s Board of Trustees. Liberty Street is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement.

Example

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses and Net Expenses remain as stated in the previous table and that distributions are reinvested. The example reflects each Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund (Institutional Class Shares)	$74	$348	$644	$1,486
Acquiring Fund (Institutional Class Shares) (Pro forma)	$114	$385	$708	$1,620

SECURIAN AM REAL ASSET INCOME FUND Fees and Expenses
Share Class	Acquired Fund (Institutional Class Shares)	Acquiring Fund (Institutional Class Shares) (Pro forma)
Shareholder Fees (fees paid directly from your investment)
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of offering price on investments of less than $1 million)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee	None	None
Wire fee	None	$20
Overnight check delivery fee	None	$25
Retirement account fees (annual maintenance fee)	None	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	None
Other Expenses	0.31%	0.32%[1]
Acquired Fund Fees and Expenses	0.02%	0.02%
Total Annual Fund Operating Expenses	1.08%	1.09%
Fees Waived and/or Expenses Reimbursed	(0.31%)[2]	(0.12%)[3]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	0.77%	0.97%

(1)	The Acquiring Fund’s “Other Expenses” includes a shareholder servicing fee of up to 0.15%.

(2)	Securian AM has contractually agreed to waive its management fees and pay the Acquired Fund’s expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions and extraordinary expenses) do not exceed 0.75% of the average daily net assets of the Institutional Class. Fees waived and expenses paid by Securian AM may be recouped by Securian AM for a period of 36 months following the month during which such fee waiver and/or expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and/or expense payment occurred and the expense limit in place at the time of recoupment. The Operating Expenses Limitation Agreement is indefinite but cannot be terminated through at least December 29, 2020. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees or Securian AM.

(3)	Liberty Street has contractually agreed to waive its fees and/or pay the Acquiring Fund’s operating expenses to the extent necessary to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 0.95% of the average daily net assets of the Acquiring Fund’s Institutional Class shares. This agreement is effective until December 31, 2023, and it may be terminated before that date only by IMST’s Board of Trustees. Liberty Street is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement.

Example

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses and Net Expenses remain as stated in the previous table and that distributions are reinvested. The example reflects each Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund (Institutional Class Shares)	$79	$313	$565	$1,289
Acquiring Fund (Institutional Class Shares) (Pro forma)	$99	$322	$577	$1,307

14.	On page 8, the first sentence in footnote 2 of the Securian AM Balanced Stabilization Fund’s Fee Table reflects acquired fund fees and expenses as a defined term. Please revise sentence so that the term acquired fund fees and expenses is spelled out.

Response: The Registrant has revived footnote 2 as follows:

Securian AM has contractually agreed to waive its management fees and pay Fund expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses ~~AFFE~~, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions and extraordinary expenses) do not exceed 0.55% of the average daily net assets of the Institutional Class.

15.	The second sentence of footnote 3 states “[t]his agreement is effective until change to December 31, 2023, and it may be terminated before that date only by IMST’s Board of Trustees.” It appears the words “change to” were inadvertently added to each footnote. Please revise the sentence accordingly.

Response: The Registrant has revised the second sentence in Footnote 3 to each Fund’s Fee Table as follows (see also the response to comment #5 above):

This agreement is effective until ~~change to~~ December 31, 2023, and it may be terminated before that date only by IMST’s Board of Trustees.”

16.	For each Fund, the fourth sentence of the first paragraph under “Example” states “[t]he example reflects each Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.” It appears the figures for the Acquired Fund and Acquiring Fund (Pro Forma) examples used only one year of waiver instead of the term of the contractual fee waiver in their calculations. Please revise the disclosure to state that the Example reflect each Fund’s contractual fee waiver for one year.

Response: The Registrant has revised the Example to show the contractual fee waiver and/or expense reimbursement for the term of the contractual fee waiver and/or expense reimbursement. Please see the Registrant’s response to comment #13 above which includes the revised Example.

17.	With respect to the Acquired Funds, Item 14 of Form N-14 requires that financial statements and schedules be shown in accordance with Regulation S-X for the periods specified in Article 3 of Regulation S-X. The semi-annual report for the Acquired Funds will expire or become stale on October 31, 2020 (i.e., the financial statements provided in the filing will exceed 245 days). Please consider adding the August 31, 2020 audited financial statements to the Amendment and include the Annual Report to Shareholders of the Acquired Funds dated August 31, 2020 to the list of documents that have been previously mailed to shareholders on page 2. The addition of August 31, 2020 audited financial statements may also affect other disclosures in the Combined Proxy Statement and Prospectus that will need to be updated accordingly.

Response: The Registrant intends to file the Amendment on October 27, 2020 and to request acceleration of the Amendment on a date prior to October 31, 2020 in order to be in compliance with the requirements of Item 14 of Form N-14.

18.	On page 32, the first paragraph states “[p]ursuant to the terms of the Liberty Street Investment Advisory Agreement, Liberty Street will be entitled to receive a monthly management fee that is calculated at the annual rate of 0.70% of the Securian AM Balanced Stabilization Fund’s average daily net assets, 0.70% of the Securian AM Equity Stabilization Fund’s average daily net assets, and 0.75% of the Securian AM Real Asset Income Fund’s average daily net assets, which are higher than the management fees that Securian AM is currently entitled to receive from each respective Acquired Fund.” Please revise this disclosure to reflect that the management fee to be paid to Liberty Street Advisors, Inc. by the Securian AM Real Asset Income Fund is the same as the management fees Securian AM is currently entitled to receive from its respective Acquired Fund, not higher.

Response: The Registrant has revised the disclosure as follows:

Pursuant to the terms of the Liberty Street Investment Advisory Agreement, Liberty Street will be entitled to receive a monthly management fee that is calculated at the annual rate of 0.70% of the Securian AM Balanced Stabilization Fund’s average daily net assets and 0.70% of the Securian AM Equity Stabilization Fund’s average daily net assets, which are higher than the management fees that Securian AM is currently entitled to receive from the respective Acquired Funds. Liberty Street will be entitled to receive a monthly management fee that is calculated at the annual rate of 0.75% of the Securian AM Real Asset Income Fund’s average daily net assets, which ~~are~~ is the same as ~~higher than~~ the management fees that Securian AM is currently entitled to receive from ~~each~~ the respective Acquired Fund.

19.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be show as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no significant valuation differences that would cause an adjustment to the assets on the Reorganization date.

20.	Please update the Capitalization table to reflect information as of a date within thirty days of the filing of the Amendment.

Response: The Registrant has updated the Capitalization table as follows:

The following table shows, as of October 9, 2020, (1) the unaudited capitalization of each Acquired Fund and unaudited capitalization of each Acquiring Fund, and (2) the pro forma combined capitalization of each Acquiring Fund, giving effect to the proposed Reorganization as of that date:

Securian AM Balanced Stabilization Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund Institutional Class Shares	$65,244,984	$13.92	4,687,368.142
Acquiring Fund Institutional Class Shares	$0	$0	0
Acquiring Fund Institutional Class Shares (Pro forma)	$65,244,984	$13.92	4,687,368.142

Securian AM Equity Stabilization Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund Institutional Class Shares	$29,637,343	$11.55	2,566,669.750
Acquiring Fund Institutional Class Shares	$0	$0	0
Acquiring Fund Institutional Class Shares (Pro forma)	$29,637,343	$11.55	2,566,669.750

Securian AM Real Asset Income Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund Institutional Class Shares	$69,051,207	$9.61	7,182,228.085
Acquiring Fund Institutional Class Shares	$0	$0	0
Acquiring Fund Institutional Class Shares (Pro forma)	$69,051,207	$9.61	7,182,228.085

Statement of Additional Information

21.	Item 10 of Form N-14 indicates the cover page should reflect the Registrant’s name. Please revise the cover page to remove references to Managed Portfolios Series.

Response: The Registrant revised the cover page to indicate the Registrant’s name and address.

Part C

22.	Exhibit 16.14(a) references a report dated September 24, 2020 when the date of the report should be October 29, 2019. Please file a delaying amendment for the Registration Statement as the Registration Statement is ineligible for automatic effectiveness under Rule 488.

Response: The Registrant filed the delaying amendment with the Commission on October 14, 2020.

23.	Please provide updated auditor consents with the Amendment.

Response: The Registrant will provide the auditors’ consents with the Amendment.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary